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                                                                       Exhibit 7

PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE
EXTENSION OF OFFER AND REQUEST BY FTC FOR ADDITIONAL
INFORMATION

         PORTLAND, Oregon, and GRAFTON, Massachusetts - June 17, 1999 -- Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that they have received a request for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in connection with the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company. As a result of the FTC's request, the expiration date of the tender offer has been extended until 8:00 p.m. Eastern Time, on Friday, July 30, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the tender offer expires or is terminated prior to July 16, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act.

         As of the close of business on June 16, 1999, 11,483,479 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 32% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

         Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings and composite structures.

         Contacts:  Dwight Weber, Precision Castparts Corp. - 503-417-4855
                       Denis Poirier, Wyman-Gordon Company - 508-839-8224